788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-296
February 19, 2015

Platinum Group Metals Ltd. - Amendment to Majority Voting Policy

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) The Company announces as a result of comments received from an independent proxy review agency, the Company has amended its majority voting policy (the “Policy”) adopted in January, 2015, as described in the Company’s management information circular dated January 5, 2015. The minor amendment removes the enhanced quorum requirement relating to the definition of an “uncontested election”, which required at least 65% of the Company’s outstanding shares to be represented at a shareholder meeting in order for the Policy to be applicable. Although shareholder turnout at its annual general meetings over the past three years has consistently represented over 65% of the Company’s outstanding share capital, the Company has amended the Policy in order to continue to enjoy the support of proxy review agencies.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and initial engineering on the Waterberg platinum deposit.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO
For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

PLATINUM GROUP METALS LTD.	…2

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the Facility and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to draw down under the Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.